UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2016

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release issued by the Registrant on September 12, 2016, announcing results of the extension study for patients who completed HOPEMD, the Registrant’s initial clinical trial for patients with Oculopharyngeal Muscular Dystrophy (OPMD), which is attached hereto as Exhibit 99.1.

The first paragraph of the press release, the first paragraph, the chart, the second paragraph and the last paragraph under the section titled “Efficacy: Change in Drinking Time from Baseline,” the paragraph numbered 3 and the final paragraph under the section titled “More information from the Extension trial,” and the paragraph titled “Forward Looking Statements” are incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and the registration statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1

Press Release issued by Bioblast Pharma Ltd. on September 12, 2016, announcing results of the extension study for patients who completed HOPEMD, the Registrant’s initial clinical trial for patients with OPMD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd. (Registrant) By /s/ Fredric Price
Name: Fredric Price

Executive Chairman

Date: September 12, 2016